19 April 2017

Special Dividend and Notice of General Meeting

National Grid plc (the “Company”) announces that its Board has approved a special interim dividend of 84.375 pence per existing ordinary share or US$5.4224 per American Depository Share1 (the “Special Dividend”) following completion of the sale of a majority interest in National Grid Gas Distribution. The Special Dividend will be paid on 2 June 2017 to those shareholders who are on the Company’s register of members at 6:00pm (BST) on 19 May 2017.

In order to maintain the comparability of the Company’s share price before and after the Special Dividend, National Grid plans to undertake a share consolidation. The share consolidation will replace every 12 existing ordinary shares with 11 new ordinary shares. National Grid has published a Notice of General Meeting and explanatory circular (the “Circular”) to shareholders regarding the share consolidation and related resolutions which will be put to shareholders at the General Meeting of the Company.

The General Meeting will be held at 9:00am (BST) on Friday 19 May 2017 at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ.

The Circular will also be available on National Grid’s website at www.nationalgrid.com in the Investors section.

In compliance with Listing Rule 9.6.1R, the Circular has been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available to the public for inspection at www.morningstar.co.uk/uk/nsm.

Timetable

NYSE notification	31 March 2017

Publication of circular and reference price for share consolidation	19 April 2017[2]

General Meeting	19 May 2017

Record date for the special dividend	19 May 2017

Ex-dividend date for the special dividend	22 May 2017

Special dividend payment date	2 June 2017

CONTACTS

National Grid:

Investors:
Aarti Singhal David Brining	+44 (0) 207 004 3170 +44 (0) 207 004 3166
Media Sean Kemp	+44 (0)207 004 3149

[1]	For holders of American Depository Shares, the Special Dividend will be distributed after giving effect to the fee of 1.5 cents per American Depository Share (in accordance with ADS Deposit Agreement).

[2]	The ratio used for the share consolidation has been set by reference to the closing middle market price of £10.125 pence per existing ordinary share on 18 April 2017.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2016 published on 10 November 2016. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.